

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2020

William Drury
President and Treasurer
Hub Deals Corp.
200 Rector Place, Suite 17F
New York, New York 10280

> **Re: Hub Deals Corp.**
> **Registration Statement on Form S-1**
> **Filed February 27, 2020**
> **File No. 333-236684**

Dear Mr. Drury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 27, 2020

Prospectus Summary, page 5

1. We note your statement that your intended business is "to provide home project owners with contractor matchmaking services in the U.S." in order to help "homeowners converge with professional contractors," and that your business address is in New York, New York. However, elsewhere in your prospectus you state that you are an "art and luxury products auction and resale business," and that your business address is in Brooklyn, New York. Please revise your prospectus to be consistent as to what business you intend to engage in and where you intend to be located.

2. Please highlight the disparate voting rights of your Preferred Stock in your prospectus summary section and on the prospectus cover page.

Use of Proceeds, page 15

3.   It appears that the figures you list for gross proceeds have been miscalculated. Please revise.

Description of Business, page 23

4.   Please thoroughly revise this section to clarify and better describe the status of your current operations and the development of your proposed business operations. Please include a plan of operations for the next twelve months, including your planned activities, the material events or steps required to pursue each of your planned activities, the expected timeframe in which you expect each activity to occur, and the level of funding required to implement each activity. Also briefly discuss your plan of operations assuming 25%, 50%, 75% and 100% of your offering being sold, clarifying how the different funding levels will affect implementation of your plan of operations.   Further, please discuss how you intend to generate revenues and incur expenses.

5.   We note your reference to your luxury and art work website at Hubdeals.com. At present it does not appear that the website is functional. Please disclose that your website is not yet operational; please advise us when you expect the website will be operational.

6.   We note that there have been several high profile lawsuits against luxury product resale companies with business plans similar to yours claiming trademark infringement, counterfeiting, false advertising and unfair competition. Please revise your disclosure to discuss how you will comply with the laws governing your activities, like trademark infringement and specifically how you will prevent your website from selling counterfeited products. Please also add a risk factor concerning the risk of lawsuits by luxury companies against resellers like you.

Experts, page 31

7.   We note that you identify Thomas E. Puzzo, PLLC as special counsel to the company. We also note that the OTC Markets Pink Sheet describes Thomas E. Puzzo as your General Counsel, adviser, and officer. We further note that no legal fees are identified in your disclosure of offering expenses. Please clarify Mr. Puzzo's role in the company and whether he is being compensated for his services in connection with this offering.

Exhibit Index, page 32

8.   We note that Exhibit 3.2 is the Bylaws of Goldenwell Biotech, Inc. Please file the bylaws for the registrant.

General

9.   We note your statement that "[w]e are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act, since we have a specific business

plan or purpose." However, you have disclosed inconsistent business purposes and have not disclosed a specific business plan. In discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). It appears that your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant at 202-551-3335 or Doug Jones, Staff Accountant at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services